HANNA INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, North Carolina 27804
252-972-9922

October 21, 2011

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Hanna Investment Trust (File Nos. File Nos. 333-171279 and 811-22507), on behalf of the Paladin Long Short Fund, a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Kimberly A. Browning, this letter is being submitted in response to comments received from Ms. Browning on October 18, 2011 in connection with the review of the registration statement of the Trust.  These comments address the prospectus and statement of additional information for the Paladin Long Short Fund.  Set forth below is a summary of Ms. Browning’s comments and the Trust’s responses.  Revised copies of the prospectus and statement of additional information have been attached for review.

Prospectus

1.	Comment: Add a footnote to the fee table under “Fees and Expenses of the Fund” that explains the important characteristics of the variable performance-based management fee.

Response: The requested footnote has been added.

2.
Comment:  Revise the footnote to the fee table under “Fees and Expenses of the Fund” that discusses the Fund Accounting and Administration Agreement and Operating Plan by (i) stating that the administrator cannot recoup from the Fund any regular operating expenses in excess of the inclusive fee, (ii) deleting the parenthetical that reads “i.e. when the Fund’s regular operating expenses likely exceed the Administrator’s inclusive fee,” and (iii) specifying the Fund expenses that may be assumed by the investment advisor.

Response:  The requested revisions have been made.  The comment regarding the Fund expenses that may be assumed by the investment advisor has been addressed by pointing out that the Fund expenses are listed in the Operating Plan and then specifying those expenses in the paragraph entitled “Operating Plan” under “Management of the Fund – Investment Advisor.”

3.
Comment:  Revise the first sentence under “Principal Investment Strategies” so that “the Fund’s investment advisor, Hanna Capital LLC (the ‘Advisor’), seeks to achieve the Fund’s investment objective by using both long and short strategies” reads “the Fund’s investment advisor, Hanna Capital LLC (the ‘Advisor’), seeks to achieve the Fund’s investment objective of capital appreciation by using both long and short strategies.”

Response: The requested revision as been made.

4.	Comment: Revise “entering option contracts” in the first paragraph under “Principal Investment Strategies” with more specific language.

Response: The requested revision has been made.

5.
Comment:  Delete the reference to “other types of securities” in the second paragraph under “Principal Investment Strategies” if it is referring to securities that are not part of the Fund’s principal investment strategy.

Response: The reference has been deleted.

6.	Comment: In the second paragraph under “Principal Investment Strategy,” revise “usually ETFs” to read “consisting of ETFs.”

Response: The requested revision has been made.

7.
Comment:  In the second paragraph under “Principal Investment Strategy,” revise the parenthetical on foreign companies to clarify that the definition of foreign company being used to implement the Fund’s principal investment strategy is that of the investment advisor.

Response: The requested revision has been made.

8.
Comment:  In the second paragraph under “Principal Investment Strategy,” disclose whether the Fund may invest in both sponsored and unsponsored ADRs and include corresponding risk disclosure if appropriate.

Response:  The requested disclosure has been added.  The paragraph on depository receipts under “Principal Investment Risks” notes that “unsponsored depository receipt programs are organized independently of the issuer of the underlying securities and, consequently, available information concerning the issuer may not be as current as for sponsored depository receipts and the prices of unsponsored depository receipts may be more volatile.”

9.	Comment: If specific foreign markets have been selected for investment, then provide appropriate additional disclosure under “Principal Investment Strategies.”

Response: Specific foreign markets have not yet been selected for investment.

10.
Comment:  Revise the third paragraph under “Principal Investment Strategy” to include the additional disclosure on “high growth opportunities” found in the third paragraph of the section entitled “Principal Investment Strategy” provided in response to Item 9 of Form N-1A.

Response: The requested revision has been made.

11.	Comment: If options will be used by the Fund for purposes other hedging, then make revisions that clarify this fact in the disclosure in the seventh paragraph under “Principal Investment Strategies.”

Response: The requested revision has been made.

12.	Comment: Confirm whether stocks traded on the over-the-counter market will be a principal part of the Fund’s investment strategy.

Response: Stocks traded on the over-the-counter market will not be a principal part of the Fund’s investment strategy

13.
Comment:  Revise paragraph on operating risks under “Principal Investment Risks” so that (i) it is written in plain English and (ii) specifying the Fund expenses that may be assumed by the investment advisor.

Response:  The requested revisions have been made.  The comment regarding the Fund expenses that may be assumed by the investment advisor has been addressed by pointing out that the Fund expenses are listed in the Operating Plan and then specifying those expenses in the paragraph entitled “Operating Plan” under “Management of the Fund – Investment Advisor.”

14.	Comment: Confirm whether the Board of Trustees made any findings or declaratory statements on the financial ability of the advisor to meet its obligations under the Operating Plan.

Response:  While the Board of Trustees did not make any declaratory statements on the findings or declaratory statements on the financial ability of the investment advisor to meet its obligations under the Operating Plan, the financial condition and stability of the investment advisor was a factor in the decision by the Board of Trustees to approve the Investment Advisory Agreement, as well as the Fund Accounting and Administration Agreement and Operating Plan.  A discussion regarding the basis of the decision by the Board of Trustees to approve the Investment Advisory Agreement will be included in the Fund’s first shareholder report.

15.
Comment:  The paragraph on portfolio turnover under “Principal Investment Risks” points out that the turnover will be greater than 100%.  If the investment strategy entails active and frequent trading, revise the description of the principal investment strategy.

Response:  While the investment advisor does not anticipate active and frequent trading, the principal investment strategy notes that the investment advisor may sell a security regardless of the length of time it has been held and that portfolio turnover is not a limiting factor in making decisions.  The investment advisor believes this disclosure is consistent with the risk disclosure regarding the portfolio turnover rate.

16.	Comment: Confirm that all principal investment strategies and risks have been disclosed under “Principal Investment Strategies” and “Principal Investment Risk.”

Response: All principal investment strategies and risks have been disclosed under “Principal Investment Strategies” and “Principal Investment Risk.”

17.
Comment:  Revise the paragraph on inverse and leveraged ETFs under “Principal Investment Strategies” to include disclosure noting that such ETFs are designed for daily trading and often are not suitable for long-term investments.

Response: The requested disclosure has been added to the paragraph.

18.	Comment: The comments above apply, as appropriate, to the sections entitled “Principal Investment Strategy” and “Principal Investment Risks” provided in response to Item 9 of Form N-1A.

Response: Revisions have been made as appropriate.

19.	Comment: In the section entitled “Principal Investment Strategy” provided in response to Item 9 of Form N-1A, include disclosure that describes inverse and leveraged ETFs.

Response: The requested disclosure has been added to the second paragraph of the section.

20.
Comment:  In the second paragraph of the section entitled “Principal Investment Strategy” provided in response to Item 9 of Form N-1A, revise “other investment companies may also hold fixed income securities” to read “other investment companies may also invest in fixed income securities.”

Response: The requested revision has been made.

21.
Comment:  In the third paragraph of the section entitled “Principal Investment Strategy” provided in response to Item 9 of Form N-1A, revise “the equity securities will tend to be common stock issued” to read “the equity securities will principally be common stock issued.”

Response: The requested revision has been made.

22.
Comment:  In the third paragraph of the section entitled “Principal Investment Strategy” provided in response to Item 9 of Form N-1A, delete any references to other types of equity securities that are not part of the Fund’s principal investment strategy.

Response: The requested deletion has been made.

23.
Comment:  If convertible debt securities, which are referenced in the third paragraph of the section entitled “Principal Investment Strategy” provided in response to Item 9 of Form N-1A, are a principal part of the Fund’s investment strategy, then revise the disclosure on the Fund’s principal risks accordingly.

Response: Convertible debt securities are not a part of the Fund’s principal investment strategy and the reference to them has been deleted.

24.	Comment: Move the paragraph entitled “Who May Want to Invest in the Fund?” under “Non-Principal Investment Policies and Risks” to a more appropriate section of the prospectus.

Response: The paragraph has been moved as requested.

25.
Comment:  Revise the paragraph under disclosure of portfolio holdings under “Non-Principal Investment Policies and Risks” so that “select the link for the desired Fund” reads “select the link for the Fund.”

Response: The requested revision has been made.

26.
Comment:  In the second paragraph under “Structure of the Variable Advisory Fee,” delete the following language: “as such performance is calculated based on closing values of the Russell 1000 Index as presented by third-party pricing services authorized by the Trustees.”

Response: The language has been deleted.

27.	Comment: In the third paragraph under “Structure of the Variable Advisory Fee,” state that a change to the index used to determine the variable performance fee requires shareholder approval.

Response: The requested statement has been added to the paragraph.

28.	Comment: Revise the first paragraph under “Calculation of the Variable Advisory Fee” so that it is written in plain English.

Response: The requested revision has been made.

29.	Comment: Revise the paragraph entitled “Operating Plan” to include additional disclosure on the consequences to the Fund should the Operating Plan be terminated.

Response: The requested revision has been made.

30.	Comment: Revise the paragraph entitled “Operating Plan” to note that the administrator cannot recoup from the Fund any regular operating expenses in excess of the administration fee.

Response: The requested revision has been made.

31.	Comment: Revise the paragraph entitled “Miscellaneous” under “Redeeming Shares” to note the amount of time that a distribution a redemption proceeds may be delayed for a check to clear.

Response: The requested revision has been made.

32.
Comment:  In the first paragraph under “Frequent Purchases and Redemptions” discusses the potential of a thin market for the Fund’s portfolio securities.  Verify whether such potential exists and, if so, revise the description of the principal investment strategy and principal investment risks accordingly.

Response: The language noted in the comment has been deleted.

Statement of Additional Information

33.	Comment: In the section entitled “Other Investment Policies,” verify that the principal and non-principal investment policies are strictly delineated and revise accordingly.

Response: Revisions have been made to insure that the principal and non-principal investment policies are strictly delineated.

34.	Comment: Confirm that all principal investment strategies and risks have been disclosed in the Statement of Additional Information.

Response: All principal investment strategies and risks have been disclosed in the Statement of Additional Information.

35.	Comment: Change the title of “Other Investment Policies” to “Investment Policies.”

Response: The requested change has been made.

36.	Comment: Revise the first paragraph of the section entitled “Other Investment Policies” to state that the Fund is the only series of the Trust.

Response: The requested revision has been made.

37.	Comment: Revise the paragraph on common stocks under “Other Investment Policies” so that it only discusses investments that are part of the Fund’s principal investment strategies.

Response: The paragraph has been revised as requested.

38.
Comment:  In the section on fixed income securities under “Other Investment Policies,” clarify whether the Fund will invest directly in unrated securities.  If so, state that the Fund will only purchase unrated securities if, at the time of purchase, the Advisor believes that they are of comparable quality to rated securities that the Fund may purchase.

Response: The requested revisions have been made.

39.	Comment: Specify the “other forms of financial derivatives” referenced in the first paragraph on derivative instruments under “Other Investment Policies.”

Response: The disclosure has been revised to state that “the Fund’s investments in derivatives may include short sales, options, and futures.”

40.	Comment: Revise the second paragraph on derivative instruments under “Other Investment Policies” so that “the Fund hold or intend to acquire” reads “the Fund holds or intends to acquire.”

Response: The requested revision has been made.

41.
Comment:  Revise the paragraph on senior securities under “Investment Limitations” so that “although it does not treat certain transactions as senior securities” reads “although SEC Staff does not treat certain transactions as senior securities.”

Response: The requested revision has been made.

42.
Comment:  Acknowledge that the short-term commercial paper, certificates of deposit, and bankers’ acceptances referenced in Investment Limitation #8 are subject to the Fund’s concentration policy referenced in Investment Limitation #9.

Response: The requested acknowledgement has been added to the disclosure in “Investment Limitations.”

43.	Comment: Include disclosure under “Investment Limitations” stating that the Fund will not make additional investments if outstanding borrowings exceed 5% of the Fund’s total assets.

Response: The requested disclosure has been added under “Investment Limitations.”

44.	Comment: Revise the third paragraph under “Disclosure of Portfolio Holdings” so that “select the link for the desired Fund” reads “select the link for the Fund.”

Response: The requested revision has been made.

45.
Comment:  State whether the confidentiality obligations referenced in the fourth paragraph under “Disclosure of Portfolio Holdings” are established by written agreements.   If not, state whether the Board of Trustees has concluded that adequate safeguards are in place to prevent the disclosure of non-public portfolio holdings information.

Response: The requested statements have been included under “Disclosure of Portfolio Holdings.”

46.	Comment: State under “Disclosure of Portfolio Holdings” that persons receiving non-public portfolio holdings information are subject to a duty not to trade on such information.

Response: The requested statement has been included under “Disclosure of Portfolio Holdings.”

47.	Comment: Elaborate on the Trustee oversight referenced in the last paragraph under “Disclosure of Portfolio Holdings.”

Response: Additional information on the Trustee oversight of the disclosure of portfolio holdings has been included in the paragraph.

Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Marc L. Collins at (513) 352 6774 or the undersigned at (252) 972-9922, extension 249.  Thank you for your consideration.

Sincerely,
Hanna Investment Trust

/s/ A. Vason Hamrick

A. Vason Hamrick
Secretary

cc:	Ms. Kimberly A. Browning
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Marc Collins, Esq.
Thompson Hine, LLP
312 Walnut Street
14th Floor
Cincinnati, OH 45202